UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 001-07155

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

R.H. Donnelley Profit Participation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.H. Donnelley Corporation, 1001 Winstead Drive, Cary, NC 27513

R.H. DONNELLEY
PROFIT PARTICIPATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the R.H. Donnelley Profit Participation Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the R.H. DONNELLEY PROFIT PARTICIPATION PLAN (the “Plan”) at December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Raleigh, North Carolina
September 20, 2004

R.H. DONNELLEY PROFIT PARTICIPATION PLAN

Statements of Net Assets Available for Benefits

	December 31,
(amounts in thousands)	2003	2002

ASSETS

Investments, at fair value
Mutual funds	$27,517	$19,617
R.H. Donnelley Common Stock Fund	6,546	5,040
Loans to participants	783	931
Interest bearing cash	167	112
Common/Collective Trust	16,702	16,063

Total Investments	51,715	41,763

LIABILITIES

Excess contributions payable	(106)	—

NET ASSETS AVAILABLE FOR BENEFITS	$51,609	$41,763

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
(amounts in thousands)	December 31, 2003	December 31, 2002

Additions:
Interest and dividends	$1,208	$1,174
Net realized and unrealized appreciation (depreciation) in fair value of investments	7,586	(5,431)
Employer contributions	1,162	654
Participant contributions	3,131	1,778
Rollovers	1,065	10

Total additions	14,152	(1,815)

Deductions:
Distributions to participants	4,295	4,911
Plan expenses	11	10

Total deductions	4,306	4,921

Net increase (decrease) in net assets	9,846	(6,736)

Net assets available for benefits at beginning of period	41,763	48,499

NET ASSETS AVAILABLE FOR BENEFITS AT END OF PERIOD	$51,609	$41,763

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN

Notes to the Financial Statements
December 31, 2003

Note 1. Plan Description

Overview

The R.H. Donnelley Profit Participation Plan (the “Plan”) is a defined contribution plan established to provide eligible employees of R.H. Donnelley Corporation and its subsidiaries (the “Company”) a way to save on a regular and long-term basis. R.H. Donnelley Corporation is a leading yellow pages directory publisher in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following summary provides an overview of major Plan provisions in effect for the years ended December 31, 2003 and 2002 and is provided for general information purposes. Employees that contribute to the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility and Contributions

Full-time employees are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during the consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate on the first day of the following January.

Participants may contribute up to a maximum of 16% (in whole percent increments) of their eligible compensation or the maximum before-tax contributions allowed by the Internal Revenue Code (“IRC”), whichever is less, during the Plan year. Participant contributions may be made from before-tax and/or after-tax earnings.

The Company makes a matching contribution of 50 cents for each dollar contributed by an employee up to a maximum of 6% of the employee’s compensation. Under certain circumstances, as described in the Plan document, the Company may be required to make an additional matching contribution. The IRC limit on before-tax contributions for 2003 and 2002 was $12,000 and $11,000, respectively. To comply with certain provisions of the Tax Reform Act of 1986, as amended (the “Act”), covered compensation for purposes of determining participant contributions was limited to $200,000 for 2003 and 2002.

Vesting and Investment Options

Participant contributions are fully vested when made. A participant is fully vested in the Company contribution portion of their account after three years of service with the Company, upon attaining age 65 or in the event of death or disability.

Participants are allowed to allocate their contributions and Company contributions to various investment options available under the Plan and may change their allocations at any time. Participants are not permitted to invest more than 50% of their account balance or contributions in the R.H. Donnelley Common Stock Fund.

Distributions and Forfeitures

Participants who leave the Company and have an account balance greater than $5,000 may take an immediate lump sum distribution or defer the lump sum distribution to a later date. Participants who leave the Company and have an account balance less than $5,000 must take an immediate lump sum distribution. Those participants who retire or become permanently disabled, and have an account balance in excess of $5,000, also have the option to elect various forms of deferred distribution.

Participants who leave the Company before completing three years of service forfeit the Company contribution portion of their account. Forfeited amounts reduce future Company contributions. Amounts forfeited for the years ended December 31, 2003 and 2002 totaled $27,400 and $26,000, respectively.

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence and are collateralized by the balance in the participant’s account. At December 31, 2003, interest rates for outstanding loans ranged from 4.25% to 10.50%. Principal and interest payments are payable ratably through payroll deductions.

Rollovers

Employees are permitted to roll over eligible pre-tax contributions from certain retirement plans. On January 3, 2003, the Company acquired all the outstanding common stock of the various entities comprising Sprint Publishing and Advertising. At that time, the Company hired a significant number of Sprint employees resulting in a high volume of rollover activity during 2003.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are based on net asset value. R.H. Donnelley Common Stock is valued at quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Fidelity Managed Income Portfolio is an open-end commingled pool that is valued at the close of the New York Stock Exchange daily. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain this value.

Purchases and sales of investments are recorded on the trade-date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of Plan investments consists of realized and unrealized gains and losses.

Contributions and Distributions

Participant contributions are recorded in the period payroll deductions are made. Company contributions are recorded in the same period. Additional matching contributions may be made if certain conditions are met. Distributions to participants are recorded when paid.

Expenses and Administrative Costs

Transaction and investment manager fees related to the Plan are charged against Plan assets. The Company pays trustee fees and other miscellaneous expenses of administering the Plan. Expenses paid by the Company on behalf of the Plan totaled $81,330 and $64,746 for the year ended December 31, 2003 and 2002, respectively.

Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a number of funds that invest in stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

While the Company has not expressed any intent to do so, it may discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

Note 3. Investment Funds

During 2003 and 2002, participants of the Plan could elect to have their contributions and the Company contributions invested in one or more of the following investment funds.

Fidelity Puritan Fund	A balanced fund that invests in both stocks and bonds with the potential of income and long-term growth. Provides income and capital growth consistent with reasonable risk.

Fidelity Equity Income Fund	Invests primarily in income-producing common and preferred stocks and bonds. Provides reasonable income while considering the potential for capital appreciation.

Fidelity Spartan U.S. Equity Index Fund	Invests in the companies that are included in the Standard & Poor’s 500 Index (“S&P 500”). The fund strategy is to match the performance of the S&P 500.

Fidelity Spartan Extended Market Index Fund	Invests in companies that are included in the Wilshire 4500 Index. The fund strategy is to provide investment results that correspond to the total returns of stocks of small and mid-cap U.S. companies.

Fidelity Blue Chip Growth Fund	Seeks growth through capital appreciation by investing primarily in equity securities of well-known, established blue chip companies.

Fidelity Diversified International Fund	Seeks growth through capital appreciation by investing in the securities, primarily common stock, of non-U.S. companies.

Franklin Small Cap Growth Fund I	Invests primarily in equity securities of U.S. small capitalization companies (capitalization of less than $1.5 billion) and mid capitalization companies (capitalization of less than $8.5 billion).

R.H. Donnelley Common Stock Fund	Invests in the common stock of R.H. Donnelley Corporation.

Managed Income Fund	Invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities. The Managed Income Fund was available until January 2, 2003, at which time the assets were reallocated to Fidelity Managed Income Portfolio. The average interest rate for the year ended December 31, 2002 was 5.2%.

Fidelity Managed Income Portfolio	An open-ended commingled pool dedicated exclusively to the management of assets of employee benefit plans. Invests in investment contracts issued by insurance companies and other financial institutions and in certain types of fixed income securities. The average interest rate for the year ended December 31, 2003 was 4.47%.

The value of Plan investments was as follows:

	December 31,
(amounts in thousands)	2003		2002

Fidelity Puritan Fund	$2,835	*	$1,957
Fidelity Equity Income Fund	1,692		822
Fidelity Spartan U.S. Equity Index Fund	13,327	*	10,934	*
Fidelity Spartan Extended Market Index Fund	2,052		1,546
Fidelity Blue Chip Growth Fund	2,888	*	1,463
Fidelity Diversified International Fund	2,909	*	1,893
Franklin Small Cap Growth Fund I	1,813		1,002
R.H. Donnelley Common Stock Fund	6,547	*	5,040	*
Fidelity Managed Income Portfolio	16,702	*	—
Managed Income Fund	—		16,063	*
Participant loans	783		931
Interest bearing cash	167		112

Total investments, at fair value	$51,715		$41,763

*	Investments represent more than 5% of total Plan assets as of the end of the year.

Net realized and unrealized gains (losses) for Plan investments were as follows:

	Year ended December 31,
(amounts in thousands)	2003	2002

Fidelity Puritan Fund	$378	$(234)
Fidelity Equity Income Fund	313	(195)
Fidelity Spartan U.S. Equity Index Fund	2,793	(3,497)
Fidelity Spartan Extended Market Index Fund.	590	(389)
Fidelity Blue Chip Growth Fund	485	(558)
Fidelity Diversified International Fund	791	(210)
Franklin Small Cap Growth Fund I	444	(413)
R.H. Donnelley Common Stock Fund	1,792	65

Net realized and unrealized gains (losses)	$7,586	$(5,431)

Note 4. Tax Status

The Internal Revenue Service (“IRS”) informed the Company in a letter dated July 19, 2000, that the Plan was designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5. Related Party Transactions

During the year ended December 31, 2003, the Plan purchased and sold 37,497 shares and 47,395 shares, respectively, of R.H. Donnelley common stock. During the year ended December 31, 2002, the Plan purchased and sold 31,737 shares and 31,941 shares, respectively, of R.H. Donnelley common stock. No dividends were received from this stock during either year.

Plan assets include mutual funds and a managed income fund managed by Fidelity Management Trust Company. A substantial portion of the income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions that are allowable under ERISA.

Interest and Dividends in these funds for the years ended December 31, 2003 are as follows:

Description	Interest and Dividends

Fidelity Puritan Fund	$105
Fidelity Equity Income Fund	50
Fidelity Blue Chip Growth Fund	15
Fidelity Diversified International Fund	35
Fidelity Spartan Extended Market Index Fund	10
Fidelity Spartan U.S. Equity Index Fund	182
Managed Income Fund	4
Fidelity Managed Income Portfolio	729

Total	$1,130

Interest and Dividends in these funds for the years ended December 31, 2002 are as follows:

Description	Interest and Dividends

Fidelity Puritan Fund	$62
Fidelity Equity Income Fund	17
Fidelity Blue Chip Growth Fund	6
Fidelity Diversified International Fund	14
Fidelity Spartan Extended Market Index Fund	15
Fidelity Spartan U.S. Equity Index Fund	184
Managed Income Fund	784

Total	$1,082

Note 6. Subsequent Events

During 2004, the Plan was amended to eliminate the provision related to the Company’s additional matching contribution.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN (Plan 002, EIN 13-2740040)

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issue	Description of Investment	Cost			Fair Value

Fidelity Puritan Fund	* Mutual Fund	$	*	*	$2,836,383
Fidelity Equity Income Fund	* Mutual Fund		*	*	1,692,361
Fidelity Blue Chip Growth Fund	* Mutual Fund		*	*	2,887,749
Fidelity Diversified International Fund	* Mutual Fund		*	*	2,909,207
Fidelity Spartan Extended Market Index Fund	* Mutual Fund		*	*	2,051,659
Fidelity Spartan U.S. Equity Index Fund	* Mutual Fund		*	*	13,326,599
Franklin Small Cap Growth Fund I	* Mutual Fund		*	*	1,813,127

	Subtotal		*	*	27,517,085

Fidelity Managed Income Portfolio	* Common/Collective Trust		*	*	16,701,920

R.H. Donnelley Common Stock Fund	* Common Stock		*	*	6,547,049

	* Interest Bearing Cash		*	*	166,511

Participant Loans	Rates 4.25% - 10.5%, due through July 2011				782,640

	Total Assets Held at End of Year				$51,715,205

*	Represents a party-in-interest
**	Cost is not presented as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN

Date: October 5, 2004	By:	/s/ Steven M. Blondy
Steven M. Blondy
Senior Vice President and Chief Financial Officer